EXECUTION COPY
April 18, 2008

Mr. Adam J. DeWitt
c/o optionsXpress Holdings, Inc
311 W. Monroe Street, Suite 1000
Chicago, Illinois 60606

Re: Employment Letter Agreement

Dear Adam:

In keeping with our discussions, this letter agreement memorializes the terms of your employment with optionsXpress Holdings, Inc. (the “Company”).

1. TITLES AND DUTIES. Your title will be Chief Financial Officer, and you will report to the Chief Executive Officer of the Company. As such, you will be responsible for performing such duties and responsibilities as are customarily assigned to such position, and will perform such other services as assigned from time to time by the Chief Executive Officer, not inconsistent with your position. You will be expected to devote your full business time and attention to the business of the Company and the performance of your duties.

2. COMPENSATION; TERM. You will receive an annual base salary of $260,000 (the “Base Salary”) paid in accordance with the payroll procedures of the Company, with annual increases (but not decreases) as may be determined by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) in its discretion. The Base Salary payable hereunder, as may be increased from time to time, and any other amounts payable to you under this Agreement (including, without limitation, pursuant to Sections 3 and 4 below), shall be subject to applicable withholding and payroll taxes, and such other deductions as may be required under the Company’s employee benefit plans. The term of your employment with the Company under this letter agreement shall continue until terminated in accordance with Section 5 below.

3. BONUSES. Unless the Board of Directors of the Company (the “Board”) or the Compensation Committee thereof determines in good faith that you and/or the Company had significant performance issues, during the term of your employment you will be eligible to receive a target bonus, expressed as a percent of your Base Salary (currently 75%)) under, and historically consistent with, the Company’s bonus plans for senior level executives, and the grant and payment terms and the amount of any such bonuses shall be determined by the Compensation Committee.

4. EMPLOYEE BENEFITS. During the term of your employment, you will be entitled to participate in all employee welfare benefit plans of the Company applicable to senior level executives (including, without limitation, participation in any medical insurance and 401(k) plans generally maintained by the Company from time to time). In addition, during the term of your employment, you will be entitled to three (3) weeks’ paid vacation per year. After five (5) years of employment with the Company you will be entitled to one (1) additional week of paid vacation. Further, you shall be entitled to reimbursement for expenses incurred by you in the ordinary course of the Company’s business (subject to the Company’s policies with respect to reporting and documentation of such expenses).

5. TERMINATION AND SEVERANCE.

(a) During the term of employment hereunder, your employment may be terminated as follows:

(i)	At any time upon prior written notice by the Company for any reason other than Cause (as defined below) or for no reason (“Termination Without Cause”).

(ii)	At any time upon three (3) months’ prior written notice by you for any reason other than Good Reason (as defined below) or for no reason.

(iii)	Automatically in the event of (A) your death or (B) your inability to perform the essential duties, responsibilities and functions of your position with the Company as a result of any mental or physical incapacity, even with reasonable accommodations for such disability or incapacity provided by the Company, which inability lasts (or is likely to last, based on competent medical evidence presented to the Board) for a continuous period of six (6) months or longer. The reasoned and good faith judgment of the Board as to your mental or physical inability to perform shall be final so long as such judgment is based on competent medical evidence presented to the Board by you and by any physician or group of physicians engaged by you or the Board to advise the Board on such matters.

(iv)	Immediately upon written notice by the Company if such termination is for Cause (“Termination for Cause”).

(v)	Immediately upon written notice by you if such termination is for Good Reason.

(vi)	At any time by mutual written agreement between you and the Company.

(b) Upon termination of your employment hereunder for any reason, all obligations of the Company shall cease upon such termination, except the Company’s obligations to (i) pay the compensation set forth in Section 2 hereof through the date of such termination, (ii) provide the benefits set forth in Section 4 hereof through the date of such termination and to comply with all state and federal laws and regulations applying to such benefits and (iii) pay the severance benefits, if applicable, to you pursuant to the terms and conditions set forth in Section 5(c) or Section 5(f) below. Except with respect to a termination of employment described in Section 5(c) or Section 5(f), in the event that your employment is terminated by you without Good Reason or as a result of a Termination for Cause by the Company, you shall not be entitled to any bonus compensation in respect of the calendar year of your termination.

(c) Except with respect to a termination of employment described in Section 5(f), in the event that your employment is terminated for Good Reason or as a result of a Termination Without Cause (a “Qualifying Termination”), you shall be entitled to (i) an amount equal to twelve (12) months’ severance pay at the monthly rate of your then-current Base Salary, payable in twelve (12) equal monthly installments commencing with the first month after your date of termination, (ii) continued medical coverage for twelve (12) months following your date of termination on the same terms and conditions (including cost sharing) made available to senior executives of the Company; PROVIDED THAT such coverage shall terminate if you become eligible for employer-provided medical coverage during such twelve (12) month period, (iii) immediate vesting of an amount equal to 50% of the Applicable Percentage (as defined below) of your outstanding unvested options, stock appreciation rights, restricted stock, deferred stock or other similar equity awards granted by the Company, with all outstanding options and stock appreciation rights being exerciseable under the earlier of the expiration of the original term of such awards or for three (3) months following your date of termination, (iv) a pro rata bonus (the “Pro Rata Bonus”) for the year in which your termination occurs equal to the bonus the Company determines in good faith you would have received if your employment had not terminated (the determination of which shall be based upon your target bonus as of your date of termination and the bonus payouts (as a percentage of target bonus) to other senior executives of the Company for the year of termination) multiplied by a fraction, the numerator of which is the number of days in the calendar year preceding your date of termination and the denominator of which is 365 and (v) an aggregate amount (the “Termination Bonus”) equal to the product of (A) your target bonus in effect as of the Qualifying Termination and (B) the Applicable Percentage. “Applicable Percentage” means an amount, expressed as a percentage, equal to (1) the sum of (a) the percentage of your target bonus that you earned for the immediately preceding completed fiscal year multiplied by three, (b) the percentage of your target bonus that you earned for the completed fiscal year immediately preceding the fiscal year described in (a) above multiplied by two, and (c) the percentage of your target bonus that you earned for the completed fiscal year immediately preceding the fiscal year described in (b) above multiplied by one, divided by (2) six. If you were not employed by the Company during any such period or did not receive a bonus for any such period, such period shall be counted as zero for purposes of this calculation, but the denominator shall still be counted as six. The Pro Rata Bonus shall be paid at such time as bonuses are paid to the other senior executives and the Termination Bonus shall be paid in 12 equal monthly installments in accordance with the provisions of clause (i), above.

(d) For purposes hereof, the term “Cause” means the following: (i) the commission of fraud, theft or embezzlement by you in connection with your duties to the Company or any of its customers or other material business relations; (ii) your conviction of (or entry of a plea of guilty or nolo contendere to) a felony (other than minor traffic violations) (A) in connection with your duties to the Company or any of its customers or other material business relations, or (B) that materially and adversely effects your ability to continue in your position and fulfill your duties to the Company under applicable laws and regulations; (iii) your mismanagement demonstrably injurious to the Company, which is not cured within thirty (30) days after a written demand is delivered to you by the Board which identifies the grounds therefor; or (iv) any breach by you of the provisions of this letter agreement (including any breach by you of the provisions set forth in Sections 7, 8 or 9 hereof) or any other breach of any other agreement between or among you and the Company, in either event which breach has not been cured within thirty (30) days after a written demand is delivered to you by the Board which identifies the grounds therefor. Any disagreement concerning whether there has been “Cause” for termination will be resolved by the Board in its sole discretion acting in good faith after providing you an opportunity to address the Board at a full meeting thereof regarding whether or not there has been “Cause” for termination.

(e) For purposes hereof, the term “Good Reason” means (i) your termination of employment with the Company as a result of the failure of the Company to comply in any material respect with any of its obligations hereunder or under any other agreements with you which remains uncured for a period of thirty (30) days following your written notice to the Company of such failure (which must be given within 90 days of the occurrence of the event that purportedly constitutes Good Reason) or (ii) your termination of employment with the Company within three months of being notified that you will be required to relocate the situs of your employment to a location more than 30 miles from the current Company headquarters. For the sake of clarity, “Good Reason” shall not exist solely by virtue of the fact that (i) the Company is no longer publicly traded and your duties and responsibilities are correspondingly modified or (ii) the Company becomes a subsidiary of another entity and your duties and responsibilities are materially consistent with those of a senior officer of a subsidiary organization.

(f) In the event that your employment is terminated in a Qualifying Termination during the three (3) months preceding or the twelve (12)-months following a Change in Control (as defined in the Company’s 2001 Equity Incentive Plan but EXCLUDING the Initial Public Offering of the Company’s common stock) (the “CIC Period”), you shall be entitled to (i) an amount equal to eighteen (18) months’ severance pay at the monthly rate of your then-current Base Salary, payable in eighteen (18) equal monthly installments commencing on the first month after the date on which the general release described below becomes irrevocable, (ii) continued medical coverage for eighteen (18) months following your date of termination on the same terms and conditions (including cost sharing) made available to senior executives of the Company; PROVIDED THAT such coverage shall terminate if you become eligible for employer-provided medical coverage during such eighteen (18) month period, (iii) a pro rata bonus (the “Pro Rata Bonus”) for the year in which your termination occurs equal to the bonus the Company determines in good faith you would have received if your employment had not terminated (the determination of which shall be based upon your target bonus as of your date of termination and the bonus payouts (as a percentage of target bonus) to other senior executives of the Company for the year of termination) multiplied by a fraction, the numerator of which is the number of days in the calendar year preceding your date of termination and the denominator of which is 365 and (iv) an aggregate amount (the “Termination Bonus”) equal to the product of (A) one and one-half (1.5), (B) your target bonus in effect as of the Change in Control and (C) the Applicable Percentage. The Pro Rata Bonus shall be paid during the year following the year of your termination and the Termination Bonus shall be paid in 18 equal monthly installments in accordance with the provisions of clause (i), above.

(g) In addition to the benefits described in Section 5(f) above, upon the occurrence of such a Change of Control, you shall be entitled to immediate vesting of all outstanding options, stock appreciation rights, restricted stock, deferred stock or other similar equity awards granted by the Company, whether or not a Qualifying Termination has taken place, with all outstanding options and stock appreciation rights being exercisable under the earlier of the expiration of the original term of such awards or for three (3) months following the vesting date.

(h) Notwithstanding anything to the contrary contained herein, you shall be entitled to the benefits described in Section 5(c) or Section 5(f) if and only if (i) you have executed and delivered to the Company within 30 days of your Qualifying Termination a mutual general release of all claims against you, on the one hand, and the Company and its directors, officers and affiliates, on the other hand, which general release shall be in the form of EXHIBIT B attached hereto (with such modifications as may be necessary to comply with then-existing legal requirements), and (ii) subsequent to your Qualifying Termination, you shall not have (A) revoked or breach the provisions of such general release or breached or otherwise failed to comply with the provisions of Sections 7, 8 or 9 of this letter agreement, or (B) applied for unemployment compensation chargeable to the company during such severance price.

(i) Notwithstanding anything herein to the contrary, if, at the time any payment is payable to you pursuant to the provisions of this letter agreement as a result of your “separation from service” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder), the Company or any company in the affiliated group in which the Company’s financial statements are consolidated in accordance with generally accepted accounting principles has a class of equity securities traded on an established domestic or foreign securities market or otherwise including, without limitation, trading on an American exchange only as American Depositary receipts and you are then designated a “specified person” (as such term is defined in Section 409A of the Code and the regulations promulgated thereunder) on a list prepared by the Company periodically pursuant to Section 409A of the Code and the regulations promulgated thereunder, then, to the extent required by Section 409A of the Code and the regulations promulgated thereunder, during the six month period from and after the date of your “separation from service” the amount payable to you pursuant to the provisions of Section 5 of this letter agreement shall not exceed the lesser of (x) two times your annual base compensation or (y) two times the amount determined pursuant to Section 401(a)(17) of the Code, and any excess amount which accrues to you during such period shall be withheld during such period and paid to you in a lump sum upon the expiration of six months after the date of “separation from service” (or, if earlier than the end of such six month period, upon your death).

(j) In the event the Company determines in good faith that any payments or benefits (whether made or provided pursuant to this letter agreement or otherwise) provided to you constitute “parachute payments” within the meaning of Section 280G of the Code (“Parachute Payments”), and may be subject to an excise tax imposed pursuant to Section 4999 of the Code, your Parachute Payments will be reduced to an amount determined by the Company in good faith to be the maximum amount that may be provided to you without resulting in any portion of such Parachute Payments being subject to such excise tax if, as a result thereof, your net-after proceeds would be greater as a result of such reduction. For the sake of clarity, your Parachute Payments will not be reduced if your after-tax proceeds would be greater than if your Parachute Payments were reduced as described above. In the event your Parachute Payments are to be reduced hereunder, you shall be entitled to select which Parachute Payments shall be reduced hereunder; provided that if you fail to so select, the Company shall select which Parachute Payments will be reduced.

6. CONFIDENTIALITY

(a) You will not at any time during, or after termination of, your employment with the Company disclose to anyone or make use of, directly or indirectly, any Confidential Information (as defined below). All records of every nature and description relating to the Company’s business during your employment, whether or not prepared by you, shall be and remain the property of the Company. All records of every nature and description relating to the Company’s business during your employment shall be left with or delivered to the Company upon termination of your employment.

(b) For purposes of this letter agreement, “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the Company or its subsidiaries or their business relations and their respective business activities and includes, without limitation, the following: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods) ; (ii) identities and individual requirements of, and specific contractual arrangements with, the Company’s and its subsidiaries’ customers, employees, independent contractors, clearing agencies, joint venture partners and other business relations and their confidential information; (iii) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, research, records, reports, manuals, documentation, models, data and data bases relating thereto; (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable); and (v) information related to any and all intellectual and proprietary property and rights and rights in Confidential Information of every kind and description anywhere in the world, including all (A) patents, patent applications, patent disclosures and inventions, (B) internet domain names, trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (C) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (D) mask works and registrations and applications for registration thereof, (E) computer software, data, data bases and documentation thereof, (F) trade secrets and other Confidential Information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information), (G) other intellectual property rights and (H) copies and tangible embodiments thereof (in whatever form or medium).

(c) Notwithstanding the provisions of this Section 6, information shall not be deemed “Confidential Information” for purposes hereof if such information is (i) in the public domain (other than as a result of a breach of this Agreement by you), (ii) approved for release by the Company, (iii) lawfully obtained by you after termination of your employment with the Company from third parties (other than the Company or any of its affiliates or any of their respective employees, directors or representatives) on a nonconfidential basis who, to your knowledge, are not prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation to the Company or any of its affiliates, or (iv) actually known by you prior to the commencement of the discussions between the Company and you which resulted in your employment with the Company as evidenced by written records maintained by you.

7. NONCOMPETITION; NONSOLICITATION

(a) You acknowledge that (i) you are one of the Company’s key employees and that you are and will become familiar with the Company’s trade secrets and with other confidential information concerning the Company, including the Company’s (A) inventions, technology and research and development, (B) customers and vendors and customer and vendor lists, (C) products and services (including those under development) and related costs and pricing structures, (D) accounting and business methods and practices, and (E) similar and related confidential information and trade secrets; (ii) your services have been and shall continue to be of special, unique and extraordinary value to the Company and that you have been and will be substantially responsible for the growth and development of the Company and the creation and preservation of the Company’s goodwill; and (iii) the Company would be irreparably damaged (including a significant loss of goodwill) if you were to provide similar services to any person or entity competing with the Company or engaged in a similar business. Due to your access to the confidential proprietary information, customer information and customer relationships and uniqueness of your services to the Company and in consideration of the Company’s agreements herein, you agree that for the term of your employment with the Company and a period of twelve (12) months after termination of your employment as provided hereunder (provided that such period shall be eighteen (18) months in the event of your Qualifying Termination during the CIC Period as described in Section 5(f)) (as applicable, the “Noncompetition Period”), you shall not directly or indirectly, either for yourself or for any other individual, corporation, partnership, joint venture or other entity, engage in any Competitive Activity anywhere in the world. “Competitive Activity” means managing, controlling, participating in (whether as an officer, director, employee, partner, agent, representative or otherwise), consulting with or rendering services with respect to any entity that engages or proposes to engage in the on-line securities industry for the retail, consumer customer base (including, for the avoidance of doubt and without limitation, the service of retail brokerage accounts through independent representatives), as well as investing in or arranging any investment in any entity that is primarily engaged in any of the foregoing; PROVIDED, HOWEVER, that nothing herein shall prohibit you from being employed by or otherwise performing services for any entity that is engaged in the foregoing activities so long as you do not participate in any of the foregoing; AND PROVIDED, FURTHER, that nothing herein shall prohibit you from being a passive owner of not more than ten percent (10%) of the outstanding stock of any class of a corporation which is publicly traded so long as you do not have any active participation in the business of such corporation.

(b) During the Noncompetition Period, you shall not directly or indirectly (through any other individual, corporation, partnership, joint venture or other entity or otherwise) (i) induce or attempt to induce any employee of the Company or any of its subsidiaries to leave the employ of the Company or any of its subsidiaries, or in any way interfere with the relationship between the Company or any of its subsidiaries and any employee thereof, (ii) hire any person who was an employee of the Company or any of its subsidiaries at any time during the six (6) month period immediately prior to the date on which such hiring would take place, or (iii) call on, solicit or service any customer, supplier, licensee, licensor or other business relation of the Company or any of its subsidiaries in order to induce or attempt to induce such person to cease doing business with the Company or any of its subsidiaries, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any of its subsidiaries. Each of you and the Company (on behalf of itself and its subsidiaries) mutually agree not to make any negative statements or communications about the other and, in the case of the Company, about any of its subsidiaries.

(c) If, at the time of enforcement of the covenants contained in this Section 7 (the “Restrictive Covenants”), a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, you agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. You acknowledge that you have consulted with legal counsel regarding the Restrictive Covenants and, based on such consultation, have determined and hereby acknowledge that the Restrictive Covenants are reasonable in terms of duration, scope and area restrictions and are necessary to protect the goodwill of the Company’s business and the on-line nature of the Company’s business is such that it is not conducted with respect to geographical boundaries.

(d) If you breach, or threaten to commit a breach of, any of the Restrictive Covenants, the Company shall have the right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

(e) In the event of any breach or violation by you of any of the Restrictive Covenants, the time period of such covenant shall be tolled until such breach or violation is resolved.

8. THE COMPANY’S OWNERSHIP OF INTELLECTUAL PROPERTY.

(a) In the event that you, as part of your activities on behalf of the Company or any of its subsidiaries generate, author or contribute to (whether before or after the date of this letter agreement) any invention, design, new product or service development, device, product, method or process (whether or not patentable or reduced to practice or comprising Confidential Information), any copyrightable work (whether or not comprising Confidential Information) or any other form of Confidential Information relating directly or indirectly to the Company’s or any of its subsidiaries’ business as now or hereinafter conducted (the “Intellectual Property”), you acknowledge that such Intellectual Property is the exclusive property of the Company and hereby assign all right, title and interest in and to such Intellectual Property to the Company. Any copyrightable work prepared in whole or in part by you will be deemed “a work made for hire” under Section 201(b) of the 1976 Copyright Act, and the Company shall own all of the rights comprised in the copyright therein. You shall promptly and fully disclose to the Company all Intellectual Property not generally known to the Company through the ordinary course of operation of the business, and you shall cooperate with the Company to protect the Company’s interests in and rights to such Intellectual Property (including, without limitation, providing reasonable assistance in securing patent protection and copyright registrations and executing all documents as reasonably requested by the Company, whether such requests occur prior to or after termination of your employment with the Company). The Company agrees to pay you for any reasonable costs, fees and expenses incurred by you for providing your assistance pursuant to this Section 8, including, but not limited to, any of your costs, expenses and your hourly fees if such assistance is provided after your termination for any reason.

(b) In accordance with Section 2872 of the Illinois Employee Patent Act, Ill. Rev. Stat. Chap. 140, Section 301 et seq. (1983), you are hereby advised that Section 8 of this Agreement regarding the Company’s ownership of Intellectual Property does not apply to any invention for which no equipment, supplies, facilities or trade secret information of the Company was used and which was developed entirely on your own time, unless (i) the invention relates to the business of the Company or any of its subsidiaries or to the Company’s or any of its subsidiaries actual or demonstrably anticipated research or development or (ii) the invention results from any work performed by you for or on behalf of the Company or any of its subsidiaries.

9. BINDING EFFECT. The terms hereof shall be binding upon and shall inure to the benefit of you and the Company, the successors and assigns of the Company, and the heirs, executors, administrators, legal representatives and assigns of you, PROVIDED THAT your rights and obligations hereunder may not be delegated or assigned.

10. ENTIRE AGREEMENT. This letter agreement shall supersede any former oral agreement and any former written agreement heretofore executed relating generally to your employment with the Company, and this letter agreement can only be amended, altered or terminated and its provisions can only be waived by an agreement in writing signed by you and the Company; PROVIDED, HOWEVER, that this letter agreement shall not be deemed to supersede any restricted stock, equity award or other agreement between the Company and you.

11. REPRESENTATIONS. You hereby represent and warrant to the Company that (a) the execution, delivery and performance of this Agreement by you does not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which your are a party or by which your are bound, (b) you are not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any person or entity other than the Company and/or its subsidiaries and (c) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of you, enforceable in accordance with its terms. You hereby acknowledge and represent that you have consulted with independent legal counsel (or that you have decided to forego the engagement of such legal counsel) regarding your rights and obligations under this Agreement and that you fully understand the terms and conditions contained herein.

12. COOPERATION. During the term of your employment and for a period of two (2) years after termination of your employment for any reason, you shall reasonably cooperate with the Company in (a) any internal investigation or any administrative, regulatory or judicial proceeding (so long as such investigation or proceeding is not adversarial in nature between you and the Company) or (b) any dispute with a third party, as reasonably requested by the Company (including, without limitation, being available to the Company upon reasonable advance notice for interviews and factual investigations, appearing at the Company’s request to give testimony without requiring service of a subpoena or other legal process, volunteering to the Company all pertinent information and turning over to the Company all relevant documents which are or may come into your possession, all at times and on schedules that are reasonably consistent with your other activities and commitments). In the event the Company requires your cooperation in accordance with this Section, the Company shall reimburse you for all reasonable travel and other out-of-pocket expenses (including lodging and meals) incurred by you in connection therewith promptly upon submission of receipts therefor.

13. REMEDIES. In the event that you violate any of the provisions hereof, you hereby acknowledge that the Company will suffer irreparable damages and will be entitled to full injunctive relief or such other relief against you as may be provided by law or in equity.

14. ENFORCEABILITY. This letter agreement shall be construed and enforced under the laws of the State of Illinois without giving effect to the principles of conflicts of laws thereof. If any provision of this letter agreement is held invalid or unenforceable by operation of law or otherwise, such circumstances shall not have the effect of rendering any of the other provisions of this letter agreement invalid or unenforceable.

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[SIGNATURE PAGE TO EMPLOYMENT LETTER AGREEMENT]

By signing below, the Company agrees to all of the terms and conditions of this letter agreement. Please indicate your acceptance of these terms and conditions by signing each enclosed copy of this letter agreement where indicated below, and return an originally-executed copy of this letter agreement to the undersigned.

Sincerely yours,

optionsXpress Holdings, Inc.

By: /s/ David Fisher

David Fisher, Chief Executive Officer

ACCEPTED AND AGREED as of
this 18th day of April, 2008

/s/ Adam J. DeWitt

Adam J. DeWitt